SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

FOR THE TRANSITION PERIOD FROM              TO

COMMISSION FILE NUMBER: 001-15405

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

AGILENT TECHNOLOGIES, INC.
401(K) PLAN

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

AGILENT TECHNOLOGIES, INC.

5301 STEVENS CREEK BOULEVARD

SANTA CLARA, CALIFORNIA 95051

AGILENT TECHNOLOGIES, INC.

401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and
Plan Administrator of the
Agilent Technologies, Inc.

401(k) Plan

We have audited the financial statements of Agilent Technologies, Inc. 401(k) Plan (the Plan) as of December 31, 2006 and 2005, and for the years then ended, as listed in the accompanying table of contents.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 22, 2007

AGILENT TECHNOLOGIES, INC.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(in thousands)

	December 31,
	2006	2005
Assets:
Investments, at fair value	$1,757,409	$1,764,123
Participant loans	10,490	13,041
Assets held for investment purposes	1,767,899	1,777,164
Employer’s contribution receivable	3,200	4,300
Accrued income receivable	2	3
Receivable from broker for securities sold	1,002	260
Total assets	1,772,103	1,781,727
Liabilities:
Accrued fees payable	78	87
Payable to broker for securities purchased	226	31
Total liabilities	304	118
Net assets available for benefits at fair value	1,771,799	1,781,609
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,864	4,825
Net assets available for benefits	$1,776,663	$1,786,434

See notes to financial statements.

AGILENT TECHNOLOGIES, INC.

401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(in thousands)

	Years ended December 31,
	2006	2005

Additions to net assets attributed to:
Investment income:
Dividends and interest	$145,156	$72,430
Net realized and unrealized appreciation in fair value of investments	41,155	115,886
	186,311	188,316

Contributions:
Participants’	82,316	102,705
Employer’s	26,119	36,559
	108,435	139,264
Total additions	294,746	327,580

Deductions from net assets attributed to withdrawals and distributions	246,802	278,514
Net increase prior to transfer	47,944	49,066
Transfer of assets to the Avago Plan in 2005 and to the Verigy Plan in 2006	(57,715)	(119,141)
Net decrease in net assets	(9,771)	(70,075)
Net assets available for benefits:
Beginning of year	1,786,434	1,856,509
End of year	$1,776,663	$1,786,434

See notes to financial statements.

AGILENT TECHNOLOGIES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Agilent Technologies, Inc. 401(k) Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 2000 by Agilent Technologies, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document.  The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the Code), and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  The Company intends that the Plan be qualified pursuant to Sections 401(a) and 401(k) of the Code.

Administration - The Board of Directors of the Company has appointed a Benefits Committee (the Committee) with certain authority to manage the policy, design and administration of the Plan.  The Company has contracted with Fidelity Management Trust Company (Fidelity) to act as the trustee and an affiliate of Fidelity to process and maintain the records of participant data.  Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.  Sales and purchases are recorded on the trade date.  Benefits are recorded when paid.  Dividends are recorded on the ex-dividend date.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investments Companies Subject to the AICPA Investment Company Guide and Defined-Contribution, Health and Welfare, and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount the participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment to fully benefit-responsive investment contracts from fair value to contract value.  The statements of changes in net assets available for benefits are prepared on a contract value basis.

Investments - Investments of the Plan are held by Fidelity, as trustee, and invested based solely upon instructions received from participants.

The Plan’s investments in Company common stock, Verigy Ltd. common stock (an investment option that was given as a dividend to Agilent common stock shareholders on October 31, 2006 and which was completely liquidated on April 30, 2007), and mutual funds are valued at fair value as of the last day of the Plan year, as measured by quoted market prices.  Bank collective funds are valued at fair value as of the last day of the Plan year, as reported to the Plan by Fidelity.  Participant loans are valued at cost, which approximates fair value.

Effective June 1, 2006, the Plan replaced the BNY Hamilton Small Cap Growth Fund with the Old Mutual Copper

Rock Emerging Growth Fund.

Stable Value Fund - The Plan’s Stable Value Fund is comprised primarily of investments in bank collective funds and synthetic investment contracts (synthetic GICs).  Since the Stable Value Fund is fully benefit responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investments included in the Stable Value Fund.  Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.  Synthetic investment contracts consist of various contracts with banks or other institutions which provide for fully benefit-responsive withdrawals and transfers by Plan participants in the Stable Value Fund at contract value.

As of December 31, 2006 and 2005, the Plan’s synthetic GICs consist of the following:

As of December 31, 2005:

Carrier Name	Major credit ratings	Year-end contract value	Investments at fair value(1)	Investment contracts at fair value	Adjustments to contract value(2)

Synthetic GICs
Bank of America, N.A.	AA/Aa1	$36,431,312	$35,631,543	$—	$799,769
IXIS Financial Products Inc.	AAA/Aaa	60,024,055	58,411,630	—	1,612,425
JPMorgan Chase Bank	AA-/Aa2	36,431,440	35,631,530	—	799,910
Monumental Life Insurance Co.	AA/Aa3	60,022,783	58,409,423	—	1,613,360
Total		$192,909,590	$188,084,126	$—	$4,825,464

(1)  Note: Total year-end contract value and investments at fair value does not include assets held in cash, which are $4,890,400 as of December 31, 2005.

(2)  Adjustments from fair value to contract value for fully benefit-responsive investment contracts.

As of December 31, 2006:

Carrier Name	Major credit ratings	Year-end contract value	Investments at fair value(1)	Investment contracts at fair value	Adjustments to contract value(2)

Synthetic GICs
Bank of America, N.A.	AA/Aa1	$32,711,766	$32,000,061	$15,263	$696,442
IXIS Financial Products Inc.	AAA/Aaa	3,773,664	3,279,491	—	494,173
IXIS Financial Products Inc.	AAA/Aaa	57,706,923	56,225,963	—	1,480,960
JPMorgan Chase Bank	AA-/Aa2	32,712,035	32,000,036	—	711,999
Monumental Life Insurance Co.	AA/Aa3	57,702,552	56,221,286	—	1,481,266
Total		$184,606,940	$179,726,837	$15,263	$4,864,840

(1)          Note: Total year-end contract value and investments at fair value does not include assets held in cash, which are $453,448 as of December 31, 2006.

(2)          Adjustments from fair value to contract value for fully benefit-responsive investment contracts.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with the contract issuer, but it may not be less than zero.  Such interest rates are reviewed on a periodic basis for resetting.  The relationship of future crediting rates and the adjustment to contract value reported on the statements of net assets available for benefits is provided through the mechanism of the crediting rate formula.  The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract’s crediting rate.  The amortization factor is calculated by dividing the difference between the fair market value of the investment and the contract value of the duration of the bond portfolio covered by the investment contract.

The average yields on the fund are as follows for the years ended December 31:

	2006	2005
Average yields:
Based on actual earnings	5.52%	4.68%
Based on interest rate credited to participants	4.52%	4.30%

The key factors that could influence future interest crediting rates include, but are not limited to: (1) the Plan cash flows, (2) changes in interest rates, (3) total return performance of the fair market value bond strategies underlying each synthetic GIC contract, (4) default or credit failures of any of the securities, investment contracts or other investments held in the fund or (5) the initiation of an extended termination of one or more of the synthetic GIC contracts by the contract issuer.

Certain employer initiated events or other external events not initiated by plan participants will limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following:  (1) Plan’s failure to qualify under the Internal Revenue Code of 1986 as amended, (2) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (3) changes to the Plan’s prohibition on competing investment options or establishment of a competing plan by the Plan sponsor, (4) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (5) events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.  The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The synthetic GICs do not permit the contract issuer to terminate the agreement prior to the scheduled maturity date unless there is a breach in contract which is not corrected within the specified cure period.

Reconciliation of financial statements to Form 5500 - The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	December 31,
	2006	2005
Net assets available for benefits per the financial statements	$1,776,663	$1,786,434
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(4,864)
Net assets available for benefits at fair value per the Form 5500	$1,771,799	$1,786,434

As described in Note 1, fully benefit-responsive investment contracts are reported at fair value in the Form 5500 and are reported at contract value in the financial statements.

The following is a reconciliation of the affected components of the changes in net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	Year ended December 31, 2006
	Amounts per the financial statements	Adjustment to fair value	Amounts per the Form 5500
Unrealized appreciation (depreciation) of assets	$41,155	$(4,864)	$36,291

Income taxes - The Plan has been amended since receiving its latest favorable determination letter dated January 2, 2003.  The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan, including the Company’s common stock.  Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks.  Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by an affiliate of Fidelity, the trustee of the Plan.  Any purchases and sales of these funds are performed in the open market at fair value.  Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the Agilent Technologies Stock Fund (the Fund), which is primarily invested in shares of Agilent Technologies, Inc. common stock.  Investments in the Fund are at the direction of the Plan participants.  Effective July 1, 2005, participants are not permitted to allocate more than 25% of their total contributions, including Company matching contributions, to the Fund and the maximum amount of the participant’s account balance that can be allocated to the Fund is limited to 25% of the participant’s account.  The shares of the Company common stock are traded in the open market.

NOTE 3 - PARTICIPATION AND BENEFITS

Eligibility - Employees who are eligible to participate in the Plan include those employees of the Company and its designated domestic subsidiaries who are on the U.S. dollar payroll and who are employed as regular full-time or regular part-time employees of the Company.  There is no waiting period for eligibility.

Participant contributions - Upon initially becoming an eligible employee, a participant is deemed to have elected a 3% deferral effective on the first day of commencement of participation, unless that employee makes a change to that election in the manner prescribed by the Plan.  Participating employees can elect to have the Company contribute up to 50% of their eligible pre-tax compensation, not to exceed the amount allowable under the Plan document and current income tax regulations.  Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation.  Contributions withheld are invested in accordance with the participant’s direction.  The Plan also allows eligible participants to make a catch-up contribution up to the maximum allowed under current income tax regulations.

Participants are also allowed to make rollover contributions of eligible distributions received from other tax-qualified employer-sponsored retirement plans.  Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions - The Company makes matching contributions as required by the Plan document.  In 2006 and 2005, the Company matched 100% of the employee’s salary deferral for the first 3% of employee’s eligible pre-tax compensation, and 50% of the employee’s salary deferral for the next 2% of employee’s eligible pre-tax compensation.  The Company matching contribution is deposited into the individual employee’s Plan account after the end of each of the Company’s fiscal quarters, which are January 31, April 30, July 31 and October 31.  To receive the Company match, the participant must be an employee of the Company at these dates, consistent with the terms of the Plan, except for certain retirees and deceased employees who either retired or died during the fiscal quarter.

Both employee deferrals and Company contributions in 2006 and 2005 have been made in cash for all funds; however, Company contributions invested in the Fund may be made in either cash or common stock of the Company.  No Company contributions have been made in the form of common stock of the Company in 2006 and 2005.

Vesting - Participants are 100% vested in their salary deferrals and rollover contributions, and Company matching contributions transferred to their accounts at the end of each corresponding fiscal quarter, subject to the terms of the Plan.

Participant accounts - Each participant’s account is credited with the participant’s salary deferrals, Plan earnings or losses and an allocation of the Company’s matching contribution.  Allocation of the Company’s matching contribution is based on participant salary deferrals, as defined in the Plan.

Participants can transfer their invested funds among the available investment options and/or change the investment of their future contributions as often as desired.  These transfers and changes must be made in whole percent increments.  Prior to January 1, 2005, initial contributions for new hires were automatically invested in the Fidelity Institutional Money Market Fund, the fund designated as the Plan default fund, until the participant made a change to that investment election.  Effective January 1, 2005, the retirement age-appropriate Fidelity Freedom Fund was selected as the Plan’s default fund because each fund is a blend of stocks, bonds and short-term investments designed to provide an age-appropriate asset allocation for an investor based on his or her targeted retirement date.

Payment of benefits - Upon termination of employment, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount equal to the value of the participant’s interest in their account in the form of rollovers or payments in cash and stock.  The Plan allows for automatic lump sum distribution of participant account balances.  To comply with the Department of Labor’s regulations on mandatory cash-out distributions, the Company amended the Plan effective March 28, 2005, to lower the dollar threshold for automatic lump sum distributions from $5,000 to $1,000.

Loans to participants - The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance.  The loans are secured by the participant’s balance.  Such loans bear interest at a rate fixed at the time of the loan at the prime rate plus one-half percent and must be repaid to the Plan between one year and four years.  Generally, loans are repaid semi-monthly via automatic payroll deduction.  The Plan allows terminated participants to electronically continue to repay their loan after termination of employment.  The specific terms and conditions of such loans are established by the Committee.  Outstanding loans at December 31, 2006 carry interest rates ranging from 4.5% to 10%.

NOTE 4 - PLAN TRANSFER

In December 2005, Plan assets of approximately $119,141,000 were transferred from the Plan to the Avago Technologies, Inc. 401(k) Plan via a trust-to-trust asset transfer as part of the Company’s sale of the Semiconductor Products Group.

In June 2006, the Company spun off its semiconductor test solutions business to a subsidiary named Verigy Ltd. and Plan assets of approximately $57,715,000 were transferred from the Plan to the Verigy Ltd. 401(k) Plan via a trust-to-trust asset transfer.  Verigy Ltd. became an independent company on October 31, 2006.

NOTE 5 - INVESTMENTS

The number of shares of the Company common stock in the Fund was 4,168,790 and 5,305,902 as of December 31, 2006 and 2005, respectively.  The fair value of the Agilent common stock included in the Fund was approximately $145,282,000 and $176,633,000 at December 31, 2006 and 2005, respectively.  The Fund assigns units of participation to those participants with account balances in the Fund.  The total number of units in the Fund at December 31, 2006 and 2005 was 5,667,186 and 7,220,709 respectively, and the net unit value was $25.82 and $24.69 respectively, at these dates.  The Fund is comprised primarily of Agilent Technologies, Inc. common stock purchased on the open market.  The Fund also includes a minor investment in the Fidelity Institutional Money Market Fund.

The number of shares of Verigy Ltd. common stock in the Verigy Stock Fund (the Verigy Fund) was 483,649 as of December 31, 2006.  The fair value of the Verigy Ltd. common stock included in the Verigy Fund was approximately $8,585,000 at December 31, 2006.  The Verigy Fund assigned units of participation to those participants with account balances in the Verigy Fund.  The total number of units in the Verigy Fund at December 31, 2006 was 657,941 and the net unit value was $13.15.

The following table is a summary of the fair or contract values of investments and investment funds that represent 5% or more of the Plan’s net assets at December 31 (in thousands):

	2006	2005
Pyramid Intermediate Fixed Income Fund	$115,727	$116,821
Fidelity Contrafund	250,461	250,438
Fidelity Magellan Fund	205,936	232,824
Fidelity Low-Priced Stock Fund	150,374	153,606
Spartan U.S. Equity Index Advantage Class Fund	133,875	132,782
Templeton Foreign Fund A	111,132	102,680
Agilent Technologies, Inc. common stock	145,282	176,633

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated  in value as follows for the years ended December 31 (in thousands):

	2006	2005
Common stock	$17,391	$61,651
Mutual funds	23,764	54,235
	$41,155	$115,886

NOTE 6 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

NOTE 7 - SUBSEQUENT EVENT

The Verigy Fund was eliminated effective at the close of the market on April 30, 2007.  Any assets remaining in this fund as of the liquidation date were transferred to the new default fund, the retirement age-appropriate Fidelity Freedom Fund, based on the participant’s targeted retirement date.

AGILENT TECHNOLOGIES, INC.	EIN: 77-0518772
401(k) PLAN	PLAN #003

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

(in thousands)

		Description of investment
		including maturity date,
Identity of issue, borrower,		rate of interest, collateral, par or	Current
lessor or similar party		maturity value	value

	Stable Value Fund Holdings:
*	Fidelity Institutional Money Market	Short-term investment	$639
	Pyramid Intermediate Fixed Income Fund	Bank collective fund	115,727
	Pyramid Short Managed Maturing	Bank collective fund	34,132
	Pyramid Intermediate Managed Maturing	Bank collective fund	29,883
	Total bank collective funds		179,742
	Total fair value of Stable Value Fund Holdings		180,381
	Barclays Global Investors US Debt Index	Bank collective fund	9,321
	Barclays Global Investors EAFE Equity Index	Bank collective fund	66,289
	State Street Global Advisors TIPS Fund	Bank collective fund	13,599
	Harbor Capital Appreciation Fund	Mutual fund	34,559
	Mainstay ICAP Equity Portfolio Fund	Mutual fund	54,179
	Templeton Foreign Fund A	Mutual fund	111,132
	PIMCO Total Return Fund	Mutual fund	73,458
	Domini Social Equity Fund	Mutual fund	7,911
	Goldman Sachs US Small Cap Value Equity Fund	Mutual fund	34,561
	Old Mutual Emerging Growth Fund	Mutual fund	38,602
*	Fidelity Institutional Money Market Fund	Money market	344
*	Agilent Technologies, Inc. common stock	Common stock	145,282
	Verigy Ltd. Common stock	Common stock	8,585
*	Fidelity Magellan Fund	Mutual fund	205,936
*	Fidelity Contrafund	Mutual fund	250,461
*	Fidelity Growth and Income Fund	Mutual fund	80,169
*	Fidelity Low-Priced Stock Fund	Mutual fund	150,374
*	Spartan Extended Market Index	Mutual fund	66,345
*	Spartan U.S. Equity Index Advantage Class Fund	Mutual fund	133,875
*	Fidelity Freedom Income Fund	Mutual fund	811
*	Fidelity Freedom 2000	Mutual fund	409
*	Fidelity Freedom 2010	Mutual fund	12,363
*	Fidelity Freedom 2020	Mutual fund	22,976

*	Fidelity Freedom 2030	Mutual fund	7,212
*	Fidelity Freedom 2040	Mutual fund	5,282
*	Fidelity Freedom 2005	Mutual fund	3,610
*	Fidelity Freedom 2015	Mutual fund	17,980
*	Fidelity Freedom 2025	Mutual fund	16,600
*	Fidelity Freedom 2035	Mutual fund	4,803
*	Participant loans	Interest rates ranging from 4.5% to 10%	10,490
		Total	$1,767,899

*            Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AGILENT TECHNOLOGIES, INC. 401(k) PLAN

Dated: June 22, 2007	By:	/s/ HILLIARD C. TERRY, III
Hilliard C. Terry, III
Vice President, Treasurer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Mohler, Nixon & Williams Accountancy Corporation